                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 6)*

                               Pinkerton's Inc.
                   ________________________________________
                               (Name of Issuer)

                                 Common Stock
                    _______________________________________
                        (Title of Class of Securities)

                                   723429106
                    ______________________________________
                                (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 723429106                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas W. Wathen
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            2,774,016 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             2,774,016 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          Not applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,774,016 shares (including 21,500 shares issuable upon exercise of stock options)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      33.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 6

CUSIP No. 723429106                                                        13G
________________________________________________________________________________


Item 1.
     (a)  Name of Issuer:  Pinkerton's, Inc.  ("Issuer")

     (b)  Address of Issuer's Principal Executive Offices:
            15910 Ventura Blvd., Suite 900
            Encino, CA  91436-2810

Item 2.
     (a)  Name of Person Filing:  Thomas W. Wathen

     (b) Address of Principal Business Office or, if None, Residence: c/o Pinkerton's, Inc.
            15910 Ventura Blvd., Suite 900
            Encino, CA  91436-2810

     (c)  Citizenship:  U.S.A.

     (d)  Title of Class of Securities:  Common Stock ("Securities")

     (e)  CUSIP Number:  723429106

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
check whether the person filing is a:   N/A

Item 4.   Ownership.

          As of December 31, 1997: Items 5-11 of the cover page are hereby incorporated by reference.

Item 5.   Ownership of Five Percent or Less of a Class:  N/A



                               Page 3 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 6

CUSIP No. 723429106                                                        13G
________________________________________________________________________________

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          44,482 of the reported shares are held of record by Thomas W. Wathen Charitable Remainder Unitrust dated 9/20/93, an irrevocable trust for which the reporting person is the settlor, trustee and 6% income beneficiary, 6,000 of the reported shares are shares issuable upon exercise of stock options held of record by the reporting person, and the balance of the reported shares (including 15,500 shares issuable upon exercise of stock options) are held of record by the Thomas W. Wathen Trust dated 9/1/88, a revocable trust for which the reporting person is the settlor, trustee and beneficiary.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group:

          Item 6 is hereby incorporated by reference.

Item 9.   Notice of Dissolution of Group:  N/A

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                               Page 4 of 5 Pages

Pinkerton's, Inc. ("Issuer")
Amendment No. 6

CUSIP No. 723429106                                                        13G
________________________________________________________________________________


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1997


                                       /s/  Thomas W. Wathen
                                       /s/  By: Christopher K. Davis
                                                Attorney in Fact

                                       ___________________________________
                                       Thomas W. Wathen
                                       By: Christopher K. Davis
                                              Attorney in Fact*

          * Power of Attorney has previously been filed.

                               Page 5 of 5 Pages